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                           UGLY DUCKLING CORPORATION

                      SUPPLEMENT DATED SEPTEMBER 28, 1998
                                       TO
                   OFFERING CIRCULAR DATED SEPTEMBER 17, 1998

     The Rights Offering described in Cygnet's Prospectus dated August 26, 1998, a copy of which accompanied Ugly Duckling's Offering Circular dated September 17, 1998, and referred to in the Sections "Summary of Exchange Offer -- The Company" and "Business", has been terminated. The Rights Offering was terminated primarily due to lack of market acceptance resulting in an inadequate level of subscriptions necessary to meet certain minimum requirements for Nasdaq listing. The termination of the Rights Offering does not affect the Exchange Offer, which was announced on September 17, 1998 and is scheduled to expire on October 19, 1998.

     Despite termination of the Rights Offering and the corresponding decision not to proceed with the Split-up as contemplated, Ugly Duckling continues to evaluate its options regarding the separation of its dealership and non-dealership operations. Even though the Split-up will not be consummated as contemplated, if at all, Ugly Duckling does not anticipate that terminating the Rights Offering will have any significant current impact on Ugly Duckling's consolidated financial statements, other than the write-off of expenses incurred related to the Rights Offering expected to approximate $1.0 million after income taxes. Individuals contemplating whether to participate in the Exchange Offer should consider the possibility that Ugly Duckling could later decide to retain rather than separate its non-dealership operations, in which case Ugly Duckling's consolidated financial statements would require restatement to reflect the integration of certain financial results currently attributed to discontinued operations.